Exhibit 99.2

AURORA CANNABIS INC.

Interim Management’s Discussion & Analysis

(Unaudited)

For the three and nine months ended March 31, 2022 and 2021

(in Canadian Dollars)

Interim Management’s Discussion & Analysis

Table of Contents

Business Overview	3
Condensed Statement of Comprehensive Loss	6
Key Quarterly Financial and Operating Results	7
Key Developments During and Subsequent to the Three Months Ended March 31, 2022	7
Financial Review	8
Liquidity and Capital Resources	14
Related Party Transactions	17
Critical Accounting Estimates	17
Change in Accounting Policies	18
Recent Accounting Pronouncements	19
Financial Instruments	19
Financial Instruments Risk	21
Summary of Outstanding Share Data	21
Historical Quarterly Results	22
Risk Factors	23
Internal Controls Over Financial Reporting	24
Cautionary Statement Regarding Forward-Looking Statements	24
Cautionary Statement Regarding Certain Non-GAAP Performance Measures	25

2	| AURORA CANNABIS INC. Q3 2022 MD&A

Interim Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Nine Months Ended March 31, 2022

The following Interim Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) of Aurora Cannabis Inc. (“Aurora” or the “Company”) should be read in conjunction with both the Company’s annual audited consolidated financial statements as at and for the year ended June 30, 2021 (the “Annual Financial Statements”), and the condensed consolidated interim financial statements as at and for the three and nine months ended March 31, 2022 and the accompanying notes thereto (the “Financial Statements”), which have been prepared in accordance with International Accounting Standards 34 - Interim Financial Reporting (“IAS 34”) of International Financial Reporting Standards (“IFRS”). The MD&A has been prepared as of May 11, 2022 pursuant to the disclosure requirements under National Instrument 51-102 - Continuous Disclosure Obligations (“NI 51-102”) of the Canadian Securities Administrators (“CSA”). Under the United States (“U.S.”) / Canada Multijurisdictional Disclosure System, we are permitted to prepare the MD&A in accordance with Canadian disclosure requirements which may differ from U.S. disclosure requirements.

Given the Company’s recent business transformation initiatives to realign its operational footprint and increase financial flexibility, this MD&A provides comparative disclosures for the third quarter ended March 31, 2022 (“Q3 2022”) to the third quarter ended March 31, 2021 (“Q3 2021”) and to the second quarter ended December 31, 2021 (“Q2 2022”). Management believes that these comparatives provide relevant and current information.

In the fourth quarter ended June 30, 2021 (“Q4 2021”), the Company identified a non-material prior period error for the valuation of biological assets and inventory. Additionally, the Company revised certain key inputs used in determining fair value less costs to sell (“FVLCS”), including the incorporation of an effective yield factor based on the potency of cannabis produced. Management has applied the change retrospectively. Refer to Note 2 of the Financial Statements.

All dollar amounts are expressed in thousands of Canadian dollars, except for share and per share amounts, and where otherwise indicated.

This MD&A contains forward-looking information within the meaning of applicable securities laws, and the use of Non-GAAP Measures (as defined below). Refer to “Cautionary Statement Regarding Forward-Looking Statements” and “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” included within this MD&A.

This MD&A, Financial Statements, and Annual Financial Statements, annual information form (“AIF”) and press releases have been filed in Canada on SEDAR at www.sedar.com and in the U.S. on EDGAR at www.sec.gov/edgar. Additional information can also be found on the Company’s website at www.auroramj.com.

Business Overview

Aurora was incorporated under the Business Corporations Act (British Columbia) on December 21, 2006 as Milk Capital Corp. Effective October 2, 2014, the Company changed its name to Aurora Cannabis Inc. The Company’s shares are listed on the Nasdaq Global Select Market (“Nasdaq”) and the Toronto Stock Exchange (“TSX”) under the trading symbol “ACB”, and on the Frankfurt Stock Exchange (“FSE”) under the trading symbol “21P”.

The Company’s head office and principal address is 500 - 10355 Jasper Avenue, Edmonton, Alberta, Canada, T5J 1Y6. The Company’s registered and records office address is Suite 1500 - 1055 West Georgia Street, Vancouver, British Columbia V6E 4N7.

The Company’s principal strategic business lines are focused on the production, distribution and sale of cannabis and cannabis-derivative products in Canada and internationally. The Company’s primary market opportunities are:

•	Global medical cannabis market: Production, distribution and sale of pharmaceutical-grade cannabis products in countries around the world where permitted by government legislation. Currently, there are approximately 50 countries that have implemented regimes for some form of access to cannabis for medical purposes. The Company’s current principal medical markets are in Canada and Germany. Aurora has established a leading market position in both countries;

•	Global consumer use cannabis market: Currently, only Canada and Uruguay have implemented federally-regulated consumer use of cannabis regimes and the Company has primarily focused on the opportunities in Canada. Longer-term, the Company believes that the increasing success of medical cannabis regimes globally may lead to increased legalization of consumer markets; and

•	Global hemp-derived cannabidiol (“CBD”) market: The Company expects consumer demand for products containing CBD derived from hemp plants to be an exciting growth opportunity in the coming years. The Company believes that the most important near-term market opportunity for hemp-derived CBD is in the U.S. On May 28, 2020, the Company acquired Reliva, LLC (“Reliva”), a U.S. company based in Massachusetts, which specializes in the distribution and sale of hemp-derived CBD products in the U.S. market.

Our Strategy

Aurora’s strategy is to leverage our diversified and scaled platform, our leadership in global medical markets, and our cultivation, science and genetics expertise and capabilities to drive profitability in our core Canadian and international operations in order to build sustainable, long-term shareholder value.

3	| AURORA CANNABIS INC. Q3 2022 MD&A

Medical leadership

Our established leadership in the profitable Canadian and International medical markets positions us well for new regulated medical market openings such as Israel, as well as potential U.S. federal legalization of medical cannabis. At the core of Aurora’s objective to achieve near term positive EBITDA is our focus on maintaining and growing our industry leading Canadian and international medical cannabis operations.

Our Canadian medical platform is characterized by leading market share, high barriers to entry through regulatory expertise, investment in technology and distribution, and unwavering commitment to science, testing and compliance. Our Canadian medical operations allow for a direct-to-patient sales channel that does not rely on provincial wholesalers or private retailers to get product to patients. This direct-to-patient model allows Aurora to achieve sustainable gross profit margins of approximately 60% with substantially better pricing power relative to the Canadian adult-use segment.

Our leadership in International medical cannabis flower provides us with a high growth, highly profitable business segment that consistently delivers cash gross margins exceeding 60% (65% in Q3 2022). Our expertise in managing the complexity of multiple jurisdictions’ regulatory frameworks and relationships, as well as providing export and in-country EU GMP and other key certificated cannabis production, are capabilities that allow us to win new businesses as new medical - and recreational - markets open. For example, Aurora is one of the very few successful exporters of medical cannabis to Israel with what we believe are several of the single largest legal international cannabis shipments ever in July and December 2021. Additionally, in early November 2021, we announced an investment in Growery B.V. (“Growery”), one of 10 successful applicants for a cannabis production license in the Netherlands, the first federally regulated recreational market in Europe.

Science leadership: Genetics, Breeding, Biosynthetics

We believe that our scientific leadership and ongoing investment provides Aurora with a strong position to win in premium consumer categories driven by what we believe to be our industry leading genetics and breeding program. The breeding program, located at Aurora Coast, the state-of-the-art facility in Vancouver Island’s Comox Valley, is expected to drive revenues by injecting rotation and variety into our product pipeline, and has screened over 7,000 unique cultivars in 2021. In August and September 2021, Aurora launched the first three new proprietary cannabis cultivars - Stonefruit Sunset, Driftwood Diesel, and Lemon Rocket, all of which have the distinctive terpene profiles and high THC potency (in the mid 20% range) that are highly desired by cannabis consumers. In Q4 2022, Aurora is launching an additional six new cultivars, across its brand portfolio, which originated from Aurora’s proprietary genetics and breeding program. The genetics and breeding program is also expected, over time, to generate incremental, capital efficient revenue through license agreements for these genetic innovations to other licensed producers. In November 2021, we further strengthened our leadership with the launch our new genetics licensing business unit - Occo.

Finally, we also believe that our intellectual property includes the most efficient path for cannabinoid biosynthetic production, which puts us in what we believe to be a pivotal position with most biosynthetics work being undertaken in the cannabis industry, which we are actively working to build, partner, enforce, and protect.

Global and U.S. expansion

We believe that the global expansion of cannabis medical and recreational markets is just beginning. The Company believes its strengths in navigating complex regulatory environments, compliance, testing and product quality are essential skills that create a repeatable, credible and portable process to new market development. These strengths drive our leadership in international medical markets which should allow us to win as new medical markets emerge and potentially transition to recreational markets. For instance, Aurora and its partner won three of nine awarded tenders, representing all of the available dry flower tenders, in the French medical cannabis trial program. In addition, and as discussed above, Aurora has invested in Growery B.V., located in the Netherlands.

We also believe that the U.S. cannabis market will eventually be federally regulated, with states’ rights respected, in a framework similar to every other comparable market. The timeframe for this is unknown but Aurora is well positioned to create significant value for our shareholders once that federal permissibility allows. Our strategic strengths of medical and regulatory expertise in a federal framework, and our scientific expertise, including genetics, breeding, and biosynthetics, position us as a partner of choice and position us to be successful in lucrative components of the cannabis value chain.

Leadership in a rapidly maturing industry

Aurora believes that profitable growth, smart capital allocation and balance sheet health are critical success factors in such a dynamic and rapidly developing global industry. Our medical business, with country diversification, growth, and strong gross margins provide the foundation for profitability. To complete the progression to profitability, Aurora is continuing to right size SG&A costs, centralize and optimize production facilities, and shift the Company’s portfolio in the Canadian consumer business to the higher quality, higher margin segments of the market.

Aurora has one of the strongest balance sheets in the Canadian Cannabis industry with approximately $283 million of cash on hand as of May 11, 2022, inclusive of the repurchase of an additional $128.0 million in principal amount of Senior Notes at a total cost, including accrued interest, of $122.9 million subsequent to March 31, 2022, and access to securities registered for sale under a base shelf prospectus filed on March 30, 2021 (the “2021 Shelf Prospectus”) currently covering approximately US$887.6 million of issuable securities, including US$187.6 million remaining securities for sale under the 2021 at-the-market (ATM) program (the “ATM Program”). Cash flow continues to improve with $39.3 million used in operations and working capital in Q3 2022, and minimal levels of capital expenditures.

Key Q3 Results

Revenue and Gross Margin Update

Aurora’s leading medical businesses in Canada and Europe continued to perform exceptionally well in Q3 2022 and delivered 78% (Q2 2022 - 76%, Q3 2021 - 66%) of the Company’s revenue and 92% (Q2 2022 - 90%, Q3 2021 - 79%) of adjusted gross profit before fair value adjustments.

4	| AURORA CANNABIS INC. Q3 2022 MD&A

The Canadian consumer business continues to be challenged reflecting the ongoing macro challenges of the market, including significant industry-wide excess inventory and increased pressure on older SKUs, which together have resulted in price compression. Aurora has focused on maximizing gross margins and profitability by leveraging the Company’s low-cost production facilities, and selectively entering categories that have higher margins. During the quarter, the Company also announced the acquisition of Thrive Cannabis, an ultra premium producer and brand (“Greybeard”). The transaction closed on May 5, 2022 and is meant to accelerate the repositioning of the Company’s consumer business to the core and premium segments of the market.

Total cannabis net revenue, net of provisions, decreased to $50.4 million in Q3 2022, compared to $60.6 million in Q2 2022 as the Company shipped lower volumes into the export market as permits from Israel remain difficult to predict quarter to quarter. Also impacting Q3 2022 revenue was lower consumer cannabis net revenue as a result of industry-wide pricing pressures across our portfolio, exacerbated by covid-related retail store closures in key provinces for the Company’s premium offerings.

In Q3 2022, total medical cannabis net revenues of $39.4 million continue to deliver an adjusted gross margin on medical cannabis net revenue in the mid 60% range, with 64% in Q3 2022 (Q2 2022 - 63%, Q3 2021 - 53%). This strong margin profile continues to remain steady in the Company’s target range above 60% and is an important gross profit driver that distinguishes Aurora from its major competitors.

In Q3 2022, Aurora’s international medical cannabis net revenue of $14.6 million (Q2 2022 - $19.8 million, Q3 2021 - $9.4 million) showed 55% growth versus the prior year comparative quarter and decreased 26% versus the previous quarter. The sequential revenue decrease was completely a result of $8.5 million of net sales generated from our Israel supply agreement in the previous quarter. Excluding the impact of Israeli sales, net international medical revenue increased sequentially by $1.8 million and was driven by growth in key markets including Germany, Poland, the UK, and Australia.

The Company’s Canadian medical cannabis net revenue decreased slightly to $24.8 million in Q3 2022 (Q2 2022 - $26.0 million; Q3 2021 - $26.9 million). The Company is repositioning its Canadian medical cannabis business to focus on insured patient groups who exhibit lower price sensitivity which provides more predictable revenue at higher gross margins than most other patient groups. Insured patient groups represented almost 80% of the Company’s Q3 2022 Canadian medical cannabis net revenues.

In Q3 2022, consumer cannabis net revenue was $10.3 million (Q2 2022 - $14.4 million, Q3 2021 - $18.0 million) with an adjusted gross margin of 29% (Q2 2022 - 23%, Q3 2021 - 33%). Sequentially, the decline in consumer cannabis net revenue was due mainly to industry-wide pricing pressures across our portfolio and was exacerbated by covid-related retail store closures in key Canadian provinces for the Company’s premium offerings.

Gross margin before fair value adjustments on cannabis net revenue was negative 20% in Q3 2022 as compared to negative 18% in Q2 2022 which includes $27.1 million in inventory net impairment provisions and destruction (Q2 2022 - $31.6 million, Q3 2021 - $82.9 million) as the Company clears out aged and obsolete inventory as facilities are rationalized and product portfolios are repositioned. Included in Q3 2022 cannabis gross margin before fair value adjustments are also $6.8 million (Q2 2022 - $11.5 million, Q3 2021 - $10.0 million) depreciation charges in cost of sales.

Excluding the inventory impairment provisions and out of period adjustments, adjusted gross margin before fair value adjustments (“adjusted gross margin”) on cannabis net revenue for Q3 2022 remained strong and steady, and well above the industry average, at 54% compared to 53% in Q2 2022 and 44% in Q3 2021.

Medical adjusted gross margin: Adjusted gross margin before FV adjustments on medical cannabis net revenue was 64% in Q3 2022 compared to 63% in the prior quarter, showing the continued strength of the direct-to-patient model in Canada, and the increasing prominence of our high margin international medical business.

Consumer adjusted gross margin: Adjusted gross margin before FV adjustments on consumer cannabis net revenue was 29% for Q3 2022 compared to 23% in the prior quarter as the Company continues to shift toward a premium product portfolio and profitability.

SG&A Update

SG&A and research and development (“R&D”) expense was $42.3 million in Q3 2022 (Q2 2022 - $44.6 million, Q3 2021 - $45.1 million) which includes $2.0 million of restructuring related costs and $0.7 million of prior period employee-related accruals (Q2 2022 - $3.7 million, Q3 2021 - $2.1 million).

Excluding the non-routine items noted above, SG&A and R&D continued to be well controlled and declining at $39.5 million during Q3 2022 (Q2 2022 - $40.9 million, Q3 2021 - $43.0 million).

Capital Expenditures Update

Aurora reported approximately $6.3 million in capital expenditures for Q3 2022 which includes additions to intangible assets of $0.9 million (Q2 2022 - $3.1 million, Q3 2021 - $1.2 million) and cash from the disposal of property, plant and equipment of $16.2 million (Q2 2022 - $1.2 million, Q3 2021 - $(0.2) million).

No government grants related to capital expenditures were received in Q3 2022. In Q4 2021, the Company received a $3.6 million government grant related to the co-generation project at the Aurora River facility to further offset the capital expenditures. Management expects the project to qualify for an additional $3.3 million government grant related to the co-generation project during this fiscal year.

5	| AURORA CANNABIS INC. Q3 2022 MD&A

Adjusted EBITDA

Adjusted EBITDA, a Non-GAAP Measure and is defined in the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A. Refer to the “Adjusted EBITDA” section of this MD&A for the reconciliation.

Aurora reported an Adjusted EBITDA loss of $12.3 million in Q3 2022 (Q2 2022 - $9.0 million, Q3 2021 - $20.9 million). The increased Adjusted EBITDA loss as compared to the previous quarter is primarily driven by the $4.7 million reduction in adjusted gross profits before fair value adjustments resulting from the non-recurrence of the prior quarter’s sales into Israel, partially offset with a $1.4 million decrease in SG&A expenses, excluding restructuring out-of-period related expenses.

Non-cash goodwill and asset impairments

Resulting from the purposeful decisions taken by the Company’s management and board to accelerate the repositioning of Aurora’s production footprint and its shift toward a premium product portfolio, as well as the further announced cost reductions, management concluded that the carrying value of goodwill in the Canadian market segment was impaired and that asset specific impairments were required for production facilities being made redundant. Management also examined inventory balances and carrying values and concluded that there was excess inventory that did not fit with the Company’s shift to focus on premium margin products. As a result of these decisions, the Company recorded a number of one-time non-cash charges in Q3 2022 including a write down of goodwill of $741.7 million, asset-specific impairments of $176.1 million, and an inventory provision charge of $63.6 million.

Liquidity Update

At March 31, 2022 the Company reported $480.6 million (Q2 2022 - $383.8 million, Q3 2021 - $520.2 million) of cash and cash equivalents, including $50.7 million (Q2 2022 - $51.3 million, Q3 2021 - $50.0 million) of restricted cash.

During Q3 2022, the Company utilized cash in the following categories:

•	Operations used net cash of $39.3 million, including working capital changes and $2.1 million in restructuring and severance payments;
•	Investing activities provided cash of $12.5 million, including $16.2 million in proceeds from asset divestitures, offset by investment in capital assets and intangibles of approximately $6.3 million; and
•	Financing activities provided cash of $126.9 million, including $139.2 million in net proceeds from the issuance of Common Shares under the ATM Program, offset by $11.5 million for early repurchase of convertible debt at an average of 86.1% of face value.

As of May 11, 2022 the Company had approximately $283 million of cash on hand and approximately $50 million of restricted cash, inclusive of the repurchase of an additional $128.0 million in principal amount of Senior Notes at a total cost, including accrued interest, of $122.9 million subsequent to March 31, 2022. The Company believes its cash on hand is sufficient to fund operations until the Company is cash flow positive. Additionally, the Company has access to US$887.6 million under the 2021 Shelf Prospectus, including the balance of a US$187.6 million pursuant to the ATM Program. During Q3 2022, the Company issued 25,672,749 common shares in the capital of the Company (“Common Shares) for gross proceeds of US$112.3 million under the US$300 million available securities for sale under the ATM Program.

COVID-19 Update

The COVID-19 pandemic has impacted revenue in the Canadian consumer market. As at the date of this report, all of the Company’s facilities in Canada and internationally continue to be operational and we continue to work closely with local, national and international government authorities to ensure that we are following the required protocols and guidelines related to COVID-19 within each region. Due to the rapid developments and uncertainty surrounding COVID-19, it is not possible to predict the impact that COVID-19 will have on the Company’s business, financial position and operating results in the future and as such, the Company cannot provide assurance that there will not be disruptions to its operations in the future. Refer to the “Risk Factors” section in the Annual MD&A for the year ended June 30, 2021 for further discussion on the potential impacts of COVID-19.

Condensed Statement of Comprehensive Loss

	Three months ended			Nine months ended
($ thousands)	March 31, 2022	December 31, 2021	March 31, 2021(1)(2)	March 31, 2022	March 31, 2021(1)(2)
Net revenue (3)	$50,434	$60,586	$55,161	$171,128	$190,427
Gross profit before FV adjustments	($10,003)	($11,067)	($68,551)	$5,675	($29,239)
Gross profit	($14,189)	$5,580	($81,436)	$16,839	($34,203)
Operating expenses	$58,192	$61,373	$57,495	$184,388	$190,421
Loss from operations	($72,381)	($55,793)	($138,931)	($167,549)	($224,624)
Other income (expense)	($939,996)	($19,718)	($21,823)	($932,431)	($331,235)
Net loss from continuing operations	($1,012,175)	($75,143)	($160,625)	($1,099,202)	($559,508)
Net income (loss) from discontinuing operations, net of taxes	-	-	-	-	($433)
Net loss	($1,012,175)	($75,143)	($160,625)	($1,099,202)	($559,941)
(1)	Amounts have been retroactively recast for the biological assets and inventory non-material prior period error. Refer to the “Change in Accounting Policies and Estimates” section below for further detail.
(2)	As a result of the Company’s dissolution and divestment of its wholly owned subsidiaries, Hempco Food and Fiber Inc. (“Hempco”) and Aurora Hemp Europe (“AHE”) during the year ended June 30, 2021, the operations of Hempco and AHE have been presented as discontinued operations and the Company’s operational results have been retroactively restated, as required. Refer to Note 12(b) of the Financial Statements and Note 12(b) of the Annual Financial Statements for more information about the divestitures.
(3)	Net revenue represents our total revenue exclusive of excise taxes levied by the Canada Revenue Agency (“CRA”) on the sale of medical and consumer cannabis products.

6	| AURORA CANNABIS INC. Q3 2022 MD&A

Key Quarterly Financial and Operating Results

($ thousands, except Operational Results)	Q3 2022	Q3 2021(1)(2)	$ Change	% Change	Q2 2022	$ Change	% Change
Financial Results
Total net revenue (3)	$50,434	$55,161	($4,727)	(9%)	$60,586	($10,152)	(17%)
Medical cannabis net revenue (3)(4a)	$39,359	$36,378	$2,981	8%	$45,748	($6,389)	(14%)
Consumer cannabis net revenue (3)(4a)	$10,339	$18,023	($7,684)	(43%)	$14,373	($4,034)	(28%)
Adjusted gross margin before FV adjustments on cannabis net revenue (4b)	54%	44%	N/A	10%	53%	N/A	1%
Adjusted gross margin before FV adjustments on medical cannabis net revenue (4b)	64%	53%	N/A	11%	63%	N/A	1%
Adjusted gross margin before FV adjustments on consumer cannabis net revenue (4b)	29%	33%	N/A	(4%)	23%	N/A	6%
SG&A expense	$39,630	$41,684	($2,054)	(5%)	$42,961	($3,331)	(8%)
R&D expense	$2,637	$3,398	($761)	(22%)	$1,625	$1,012	62%
Adjusted EBITDA (4c)	($12,263)	($20,928)	$8,665	41%	($9,040)	($3,223)	(36%)

Balance Sheet
Working capital	$577,566	$646,310	($68,744)	(11%)	$481,574	$95,992	20%
Cannabis inventory and biological assets (5)	$118,729	$102,637	$16,092	16%	$139,625	($20,896)	(15) %
Total assets	$1,570,252	$2,839,155	($1,268,903)	(45%)	$2,485,384	($915,132)	(37) %

Operational Results - Cannabis
Average net selling price of dried cannabis excluding bulk sales (4)	$5.41	$5.00	$0.41	8%	$4.52	$0.89	20%
Kilograms sold (6)	9,722	13,520	(3,798)	(28%)	13,043	(3,321)	(25) %
(1)	Amounts have been retroactively recast for the biological assets and inventory non-material prior period error. Refer to the “Change in Accounting Policies and Estimates” section below for further detail.
(2)	As a result of the Company’s dissolution and divestment of its wholly-owned subsidiaries, Hempco and AHE, during the year ended June 30, 2021, the operations of Hempco and AHE have been presented as discontinued operations and the Company’s operational results have been retroactively restated, as required. Refer to Note 12(b) of the Financial Statements and Note 12(b) of the Annual Financial Statements for additional information.
(3)	Includes the impact of actual and expected product returns and price adjustments (Q3 2022 - $0.4 million; Q2 2022 - $3.7 million; Q3 2021 - $3.2 million).
(4)	These terms are defined in the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A. Refer to the following sections for reconciliation of Non-GAAP Measures to the IFRS equivalent measure:
a.	Refer to the “Revenue” section for a reconciliation of cannabis net revenue to the IFRS equivalent.
b.	Refer to the “Cost of Sales and Gross Margin” section for reconciliation to the IFRS equivalent.
c.	Refer to the “Adjusted EBITDA” section for reconciliation to the IFRS equivalent.
(5)	Represents total biological assets and cannabis inventory, exclusive of merchandise, accessories, supplies and consumables.
(6)	The kilograms sold is offset by the grams returned during the period.

Key Developments During and Subsequent to the Three Months Ended March 31, 2022

Operational Updates

Convertible Debt Buy Back

During Q3 2022, the Company repurchased a total of $13.4 million in principal amount of Senior Notes at a total cost, including accrued interest, of $11.8 million. Subsequent to March 31, 2022, the Company repurchased an additional $128.0 million in principal amount of Senior Notes at a total cost, including accrued interest, of $122.9 million. Aurora may, from time to time and subject to market conditions, repurchase its convertible notes, including in open market purchases and privately negotiated transactions.

At-The-Market (ATM) Program

During Q3, 2022, the Company issued 25,672,749 for gross proceeds of US$112.4 million under the ATM Program. As disclosed previously, management considers the ATM Program to be available to be utilized for strategic purposes.

Acquisition of Thrive

On March 22, 2022, the Company announced that it has reached an agreement to acquire all of the issued and outstanding shares of TerraFarma Inc. (parent company of Thrive Cannabis) ("Thrive") (the "Transaction"). The Transaction includes the aggregate consideration of $38 million payable in cash and Common Shares, plus two earnout amounts payable in Common Shares or cash (at the election of Aurora), if applicable, based on Thrive achieving certain revenue targets within two years of closing of the Transaction. The Transaction closed on May 5, 2022.

The Transaction is expected to strategically strengthen Aurora's position in the Canadian market by placing the Thrive team in charge of Aurora's Canadian recreational portfolio, advancing the shift in focus to innovative premium products including dried flower, pre-rolls, vapour products, and concentrates. It is anticipated that the Transaction will provide immediate positive Adjusted EBITDA to Aurora, and support the Company's path to Adjusted EBITDA profitability in the first half of fiscal 2023.

7	| AURORA CANNABIS INC. Q3 2022 MD&A

Redundant Facilities

Resulting from the purposeful decisions taken by the Company’s management and board to accelerate the repositioning of Aurora’s production footprint and its shift toward a premium product portfolio, as well as the further announced cost reductions, the Company concluded that its Aurora Sky, Valley, Anandia and Whistler Alpha Lake facilities are redundant. Valley, Anandia and Whisler Alpha Lake are expected to be closed by Q4 2022 and Aurora Sky is expected to be closed by Q3 2023.

Corporate Updates

Appointment of New Independent Director

On January 4, 2022, Chitwant Kohli was appointed to the Company’s Board of Directors.

Financial Review

Net Revenue

The Company primarily operates in the cannabis market. The table below outlines the revenue attributed to medical, consumer and bulk sales channels for the three and nine months ended March 31, 2022 and the comparative periods.

($ thousands)	Three months ended			Nine months ended
	March 31, 2022	December 31, 2021	March 31, 2021(2)	March 31, 2022	March 31, 2021(2)
Medical cannabis net revenue
Canada dried cannabis	12,911	13,483	13,917	39,578	43,543
Canada cannabis derivatives (1)	11,864	12,494	13,029	36,267	37,200
Canadian medical cannabis net revenue	24,775	25,977	26,946	75,845	80,743
International dried cannabis	13,282	21,432	8,830	50,139	26,415
International cannabis derivatives (1)	602	714	602	1,782	1,331
International cannabis provisions	700	(2,375)	-	(1,675)	-
International medical cannabis net revenue	14,584	19,771	9,432	50,246	27,746
Total medical cannabis net revenue	39,359	45,748	36,378	126,091	108,489

Consumer cannabis net revenue
Dried cannabis	8,628	11,828	14,806	34,514	59,858
Cannabis derivatives (1)	2,790	3,835	6,457	12,416	27,640
Net revenue provisions	(1,079)	(1,290)	(3,240)	(3,098)	(6,564)
Total consumer cannabis net revenue	10,339	14,373	18,023	43,832	80,934

Wholesale bulk cannabis net revenue
Dried cannabis	736	465	760	1,201	1,004
Wholesale bulk cannabis net revenue	736	465	760	1,201	1,004

Total net revenue	50,434	60,586	55,161	171,124	190,427
(1)	Cannabis derivative net revenue includes cannabis oils, capsules, softgels, sprays, topicals, edibles, vaporizer net revenue and U.S. CBD product sales.
(2)	As a result of the Company’s dissolution and divestment of its wholly-owned subsidiaries Hempco and AHE during the year ended June 30, 2021, the operations of Hempco and AHE have been presented as discontinued operations and the Company’s operational results have been retroactively restated, as required. Refer to Note 12(b) of the Financial Statements and Note 12(b) of the Annual Financial Statements for more information about the divestitures.

Medical Cannabis Net Revenue

For the three months ended March 31, 2022, the Company’s medical cannabis net revenue decreased by $6.4 million, or 14%, as compared to the prior quarter. The decrease was wholly attributable to lower sales into the Israeli market. Excluding the impact of sales to Israel, Q3 2022 international medical cannabis net revenue was up 16% due to a continuing strong presence in the German and UK markets. Israel continues to be a market that the Company believes has long term potential, however, procurement of export permits from the Israeli government remains difficult to predict and therefore results in uneven quarterly revenue growth from this emerging market.

For the three and nine months ended March 31, 2022, the Company’s medical cannabis net revenue increased by $3.0 million and $17.6 million, respectively, compared to the same periods in the prior year. The increase was primarily attributable to an increase in international cannabis net revenue of $5.2 million, or 55%, and $22.5 million or 81%, for the three and nine months ended March 31, 2022, respectively, as a result of the continued growth of important new markets including Poland, the UK, and Australia.

8	| AURORA CANNABIS INC. Q3 2022 MD&A

Consumer Cannabis Net Revenue

During the three and nine months ended March 31, 2022, consumer cannabis net revenue decreased by $4.0 million, $7.7 million and $37.1 million, respectively, as compared to the prior quarter, and as compared to the same periods in the prior year. The decrease is primarily attributable to increased competition leading to what we believe was irrational wholesale pricing and exacerbated by covid-related retail store closures in key provinces for the Company’s premium offerings.

Cost of Sales and Gross Margin

	Three months ended			Nine months ended
($ thousands)	March 31, 2022	December 31, 2021	March 31, 2021(1)(2)	March 31, 2022	March 31, 2021(1)(2)
Net revenue	50,434	60,586	55,161	171,128	190,427
Cost of sales	(60,437)	(71,653)	(123,712)	(165,453)	(219,666)
Gross profit before FV adjustments (3)	(10,003)	(11,067)	(68,551)	5,675	(29,239)
Changes in fair value of inventory sold	(42,927)	(25,304)	(50,368)	(80,873)	(98,596)
Unrealized gain on changes in fair value of biological assets	38,741	41,951	37,483	92,037	93,632
Gross profit	(14,189)	5,580	(81,436)	16,839	(34,203)
Gross margin	(28%)	9%	(148%)	10%	(18%)
(1)	Amounts have been retroactively recast for the biological assets and inventory non-material prior period error. Refer to the “Change in Accounting Policies and Estimates” section below for further details.
(2)	As a result of the Company’s dissolution and divestment of its wholly-owned subsidiaries, Hempco and AHE, during the year ended June 30, 2021, the operations of Hempco and AHE have been presented as discontinued operations and the Company’s operational results have been retroactively restated, as required. Refer to Note 12(b) of the Financial Statements and Note 12(b) of the Annual Financial Statements for additional information.
(3)	Gross profit (loss) before fair value adjustments is a Non-GAAP Measure. Refer to “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A for the defined term.

During the three months ended March 31, 2022, gross profit increased by $67.2 million, or 83%, as compared to the same period in the prior year. The increase was primarily driven by a reduction of $55.9 million in inventory destruction and impairment charges, mostly attributable to more effective yields in cultivation and management of inventory, as the Company continues to position towards profitability. In addition, the Company reduced its net production costs by $9.5 million.

During the three months ended March 31, 2022, gross profit decreased by $19.8 million, or 354%, as compared to the prior quarter. During the three months ended March 31, 2022, gross profit was negative $14.2 million which included inventory destruction and impairment charges of $63.6 million, compared to $46.2 million in the prior quarter. The decrease was primarily driven by a $17.4 million increase in inventory destruction and impairment charges, partially attributed to the facility rationalization efforts to position Aurora towards profitability. In addition, there was a $3.2 million decrease in unrealized gain on changes in fair value of biological assets due to lower expected grams to be yielded from plants in production.

9	| AURORA CANNABIS INC. Q3 2022 MD&A

Adjusted Gross Margin

The table below outlines adjusted gross profit and margin before fair value adjustments for the indicated three month periods.

($ thousands)	Medical Cannabis	Consumer Cannabis	Wholesale Bulk Cannabis	Total
Three months ended March 31, 2022
Gross revenue	42,262	13,869	736	56,867
Excise taxes	(2,903)	(3,530)	0	(6,433)
Net revenue	39,359	10,339	736	50,434
Cost of sales	(31,275)	(23,242)	(5,920)	(60,437)
Gross profit (loss) before FV adjustments (1)	8,084	(12,903)	(5,184)	(10,003)
Depreciation	4,198	2,165	482	6,845
Inventory impairment and out-of-period adjustments in cost of sales (4)	12,873	13,749	3,806	30,428
Adjusted gross profit (loss) before FV adjustments (1)	25,155	3,011	(896)	27,270
Adjusted gross margin before FV adjustments (1)	64%	29%	(122%)	54%

Three months ended December 31, 2021
Gross revenue	48,716	19,779	465	68,960
Excise taxes	(2,968)	(5,406)	0	(8,374)
Net revenue	45,748	14,373	465	60,586
Cost of sales	(35,738)	(34,951)	(964)	(71,653)
Gross profit (loss) before FV adjustments (1)	10,010	(20,578)	(499)	(11,067)
Depreciation	6,773	4,468	276	11,517
Inventory impairment and out-of-period adjustments in cost of sales (4)	12,159	19,398	0	31,557
Adjusted gross profit (loss) before FV adjustments (1)	28,942	3,288	(223)	32,007
Adjusted gross margin before FV adjustments (1)	63%	23%	(48%)	53%

Three months ended March 31, 2021 (2)(3)
Gross revenue	39,457	23,828	760	64,045
Excise taxes	(3,079)	(5,805)	0	(8,884)
Net revenue	36,378	18,023	760	55,161
Cost of sales	(50,672)	(71,332)	(1,708)	(123,712)
Gross profit before FV adjustments (1)	(14,294)	(53,309)	(948)	(68,551)
Depreciation	4,107	5,781	138	10,026
Inventory impairment and out-of-period adjustments in cost of sales (4)	29,466	53,446	0	82,912
Adjusted gross profit before FV adjustments (1)	19,279	5,918	(810)	24,387
Adjusted gross margin before FV adjustments (1)	53%	33%	(107%)	44%
(1)	These terms are Non-GAAP Measures and are defined in the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A.
(2)	Amounts have been retroactively recast for the biological assets and inventory non-material prior period error. Refer to the “Change in Accounting Policies and Estimates” section below for further detail.
(3)	As a result of the Company’s dissolution and divestment of its wholly-owned subsidiaries, Hempco and AHE, during the year ended June 30, 2021, the operations of Hempco and AHE have been presented as discontinued operations and the Company’s operational results have been retroactively restated, as required. Refer to Note 12(b) of the Financial Statements and Note 12(b) of the Annual Financial Statements for more information about the divestiture.
(4)	Included in out-of-period adjustments is: Q3 2022 - $3.4 million related to correction of Q1 2022 and Q2 2022 biological assets fair value measurement; Q4 2021 - $0.9 million out-of-period revenue adjustment to reclassify prior period rebates against net revenue, $5.5 million cost of sales adjustment related to a catch-up of prior year raw material count reconciliations, offset by $0.3 million reallocated bonus accruals recognized in the current period; Q3 2021 - $0.2 million out-of-period revenue adjustment to reclassify prior period rebates against net revenue and $0.3 million reallocated bonus accruals recognized in the current period).

Medical Cannabis Adjusted Gross Margin

Adjusted gross margin before FV adjustments on medical cannabis net revenue was 64% for the three months ended March 31, 2022 as compared to 63% in the prior quarter and 53% for same period of the prior year. The continued strength of the Company’s medical adjusted gross margins reflect the direct-to-patient model in Canada and the increasing prominence of our high margin international medical business. The increase of 1% from Q2 2022 was due primarily to lower volumes of bulk flower sold to international markets in Q3 2022, as compared to the prior quarter which yield slightly lower adjusted gross margins. The increase of 11% from Q3 2021 was 15% attributed primarily to reductions in production costs, offset by a decrease of 4% in price reductions on certain products.

10	| AURORA CANNABIS INC. Q3 2022 MD&A

Consumer Cannabis Adjusted Gross Margin

Adjusted gross margin before FV adjustments on consumer cannabis net revenue was 29% for the three months ended March 31, 2022, compared to 23% in the prior quarter and 33% in the comparable prior year period. The increase of 6% from Q2 2022 was comprised of an increase of 7% related to the Company’s continuing shift toward a premium product portfolio, offset by a decrease of 1% in overall cash costs capitalized into inventory and biological assets. The decrease of 4% from Q3 2021 was primarily due to lower overall cash costs capitalized into inventory and biological assets.

Wholesale Bulk Cannabis Adjusted Gross Margin

Adjusted gross margin before FV adjustments on wholesale bulk cannabis net revenue was negative 122% for the three months ended March 31, 2022, compared to negative 48% in the prior quarter and negative 107% in the comparable prior year period. Wholesale bulk cannabis margins reflects the margins earned on the clear out of primarily aged and low potency cannabis at steep discounts.

Adjusted Gross Margin

The table below outlines adjusted gross profit and margin before fair value adjustments for the indicated nine month periods:

($ thousands)	Medical Cannabis	Consumer Cannabis	Wholesale Bulk Cannabis	Total
Nine Months Ended March 31, 2022
Gross revenue	134,888	59,660	1,201	195,749
Excise taxes	(8,797)	(15,828)	0	(24,625)
Net revenue	126,091	43,832	1,201	171,124
Cost of sales	(84,823)	(73,746)	(6,884)	(165,453)
Gross profit before FV adjustments (1)	41,268	(29,914)	(5,683)	5,671
Depreciation	15,396	11,468	758	27,622
Inventory impairment and out-of-period adjustments in cost of sales (4)	23,867	30,794	3,806	58,467
Adjusted gross profit before FV adjustments (1)	80,531	12,348	(1,119)	91,760
Adjusted gross margin before FV adjustments (1)	64%	28%	(93%)	54%

Nine Months Ended March 31, 2021 (2,3)
Gross revenue	117,642	107,421	1,004	226,067
Excise taxes	(9,153)	(26,487)	0	(35,640)
Net revenue	108,489	80,934	1,004	190,427
Cost of sales	(93,097)	(123,142)	(3,427)	(219,666)
Gross profit (loss) before FV adjustments (1)	15,392	(42,208)	(2,423)	(29,239)
Depreciation	13,672	15,391	167	29,230
Inventory impairment and out-of-period adjustments in cost of sales	30,447	56,719	0	87,166
Adjusted gross profit before FV adjustments (1)	59,511	29,902	(2,256)	87,157
Adjusted gross margin before FV adjustments (1)	55%	37%	(225%)	46%
(1)	These terms are defined in the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A.
(2)	Amounts have been retroactively restated for the change in accounting policy for inventory costing relating to by-products and the allocation of production management staff salaries. Refer to the “Change in Accounting Policies” section below for further detail.
(3)	As a result of the Company’s dissolution and divestment of its wholly-owned subsidiaries, Hempco and AHE, during the year ended June 30, 2021, the operations of Hempco and AHE have been presented as discontinued operations and the Company’s operational results have been retroactively restated, as required. Refer to Note 12(b) of the Financial Statements and Note 12(b) of the Annual Financial Statements for more information about the divestiture.
(4)	Included in out-of-period adjustments is: Q3 2022 - $3.4 million related to correction of Q1 2022 and Q2 2022 biological assets fair value measurement; Q4 2021 - $0.9 million out-of-period revenue adjustment to reclassify prior period rebates against net revenue, $5.5 million cost of sales adjustment related to a catch-up of prior year raw material count reconciliations, offset by $0.3 million reallocated bonus accruals recognized in the current period; Q3 2021 - $0.2 million out-of-period revenue adjustment to reclassify prior period rebates against net revenue and $0.3 million reallocated bonus accruals recognized in the current period).

Medical Cannabis Adjusted Gross Margin

Adjusted gross margin before FV adjustments on medical cannabis net revenue was 64% for the nine months ended March 31, 2022 as compared to 55% for same period of the prior year. The increase in adjusted gross margin before FV adjustments was primarily due to a result of a $9.7 million reduction in production costs, partially offset by overall decline in selling price in both domestic and international medical channels.

11	| AURORA CANNABIS INC. Q3 2022 MD&A

Consumer Cannabis Adjusted Gross Margin

Adjusted gross margin before FV adjustments on consumer cannabis net revenue decreased to 28% for the nine months ended March 31, 2022 as compared to 37% for same period of the prior year, which was primarily a result of a higher cost per gram of dried flower sold as the Company’s standard cost was updated for the impacts of the Sky cultivation reduction.

Wholesale Bulk Cannabis Adjusted Gross Margin

Adjusted gross margin before FV adjustments on consumer cannabis net revenue decreased to (93)% for the nine months ended March 31, 2022 as compared to (225)% for the same period of the prior year. Wholesale bulk cannabis margins represents the margins earned on the clear out of primarily aged and low potency cannabis at steep discounts.

Operating Expenses

	Three months ended			Nine months ended
($ thousands)	March 31, 2022	December 31, 2021	March 31, 2021(1)	March 31, 2022	March 31, 2021(1)
General and administration	23,696	28,698	28,516	82,699	85,433
Sales and marketing	15,934	14,263	13,168	45,652	42,300
Acquisition costs	585	209	-	969	1,104
Research and development	2,637	1,625	3,398	7,933	8,413
Depreciation and amortization	11,802	12,678	7,180	36,850	35,090
Share-based compensation	3,538	3,900	5,233	10,285	18,081
(1)	As a result of the Company’s dissolution and divestment of its wholly owned subsidiaries, Hempco and AHE, during the year ended June 30, 2021, the operations of Hempco and AHE have been presented as discontinued operations and the Company’s operational results have been retroactively restated, as required. Refer to Note 12(b) of the Financial Statements and Note 12(b) of the Annual Financial Statements for more information about the divestiture.

General and administration (“G&A”)

During the three months ended March 31, 2022, G&A expense decreased by $5.0 million and $4.8 million as compared to the prior quarter and to the same period in the prior year, respectively. Included in Q3 2022 G&A expense is $1.5 million in restructuring, severance and benefits related to the wind down of certain production facilities as part of our business transformation plan (three months ended March 31, 2021 - $2.3 million). Excluding these impacts, G&A expense for the three months ended March 31, 2022, December 31, 2021 and March 31, 2021 would have been $21.6 million, $25.3 million, and $27.3 million, respectively. Management continues to endeavor to control spending in connection with its business transformation plan.

During the nine months ended March 31, 2022, G&A expenses decreased by $2.7 million as compared to the same nine month period in the prior year. Included in G&A expense for the nine months ended March 31, 2022 is $10.4 million in restructuring, severance and benefits, and prior year bonus accruals (nine months ended March 31, 2021 - $7.7 million). Excluding these impacts, G&A expense for the nine months ended March 31, 2022 and 2021 would have been $72.3 million and $77.8 million, respectively.

Sales and marketing (“S&M”)

During the three months ended March 31, 2022, S&M expense increased by $1.7 million as compared to the prior quarter. Included in S&M expense for the three months ended March 31, 2022 is $0.6 million in restructuring and out of period adjustments (three months ended December 31, 2021 - $0.2 million). Excluding these impacts, S&M expense for the three months ended March 31, 2022 and December 31, 2021 would have been $15.3 million and $14.0 million, respectively, and consistent with the prior quarter. Management continues to control spending in connection with its business transformation plan.

During the three and nine months ended March 31, 2022, S&M expense remained relatively consistent, experiencing a slight increase by $2.8 million and $3.4 million respectively, as compared to the prior year.

Research and development (“R&D”)

During the three months ended March 31, 2022, R&D expenses increased by $1.0 million as compared to the prior quarter, due to additional expenses related to the ramp-up of the Company’s Nordic production facility.

Depreciation and amortization

Depreciation and amortization expense for the three months ended March 31, 2022 has not changed materially from comparative periods as the Company’s operating capital base has remained relatively consistent during these periods.

Share-based compensation

During the three months ended March 31, 2022, share-based compensation expense decreased by $1.7 million as compared to the same period in the prior year. The decrease was primarily due to forfeitures and headcount reduction from our business transformation plan.

During the nine months ended March 31, 2022, share-based compensation expense decreased by $7.8 million for the reasons noted above.

12	| AURORA CANNABIS INC. Q3 2022 MD&A

Other income (expense)

For the three months ended March 31, 2022, other income (expense) was $(940.0) million and consisted mainly of: (i) $741.7 million impairment of goodwill; (ii) $176.1 impairment of property, plant and equipment; (iii) $25.8 million finance and other costs; (iv) $5.5 million impairment of investment in associates; (v) partially offset by other gains of $10.0 million.

For the nine months ended March 31, 2022, other income (expense) was $(932.4) million and consisted of: (i) $741.7 million impairment of goodwill; (ii) $180.4 impairment of property, plant and equipment; (iii) $57.0 million finance and other costs; (iv) $5.5 million impairment of investment in associates; (v) partially offset by other gains of $54.1 million .

Refer to Notes 7(b), 14 and 16(c) of the Financial Statements for a summary of the Company’s derivative investments, convertible debentures, and share purchase warrants, respectively.

Adjusted EBITDA

The following is the Company’s adjusted EBITDA:

($ thousands)	Three months ended			Nine months ended
	March 31, 2022	December 31, 2021	March 31, 2021(1)(2)	March 31, 2022	March 31, 2021(1)(2)
Net income (loss) from continuing operations	(1,012,175)	(75,143)	(160,625)	(1,099,202)	(559,508)
Non-operating expense (income) (3)	16,292	14,779	13,510	3,887	40,192
Income tax expense (recovery)	(202)	(368)	(129)	(778)	3,649
Depreciation and amortization	18,647	24,195	17,206	64,472	64,320
Inventory and biological assets fair value adjustments	4,186	(16,647)	12,885	(11,164)	4,964
Share-based compensation	3,538	3,900	5,233	10,285	18,081
Acquisition costs	585	209	-	969	1,104
Restructuring related charges (4)	2,406	3,023	5,139	7,323	56,574
Out-of-period adjustments (5)	4,074	1,174	(1,607)	9,947	(1,889)
Asset impairments	950,386	35,838	87,460	981,416	328,059
Adjusted EBITDA (6)	(12,263)	(9,040)	(20,928)	(32,845)	(44,454)
(1)	Amounts have been retroactively recast for the biological assets and inventory non-material prior period error. Refer to the “Change in Accounting Policies and Estimates” section below for further detail.
(2)	As a result of the Company’s dissolution and divestment of its wholly-owned subsidiaries Hempco and AHE during the year ended June 30, 2021, the operations of Hempco and AHE have been presented as discontinued operations and the Company’s operational results have been retroactively restated, as required. Refer to Note 12(b) of the Financial Statements and Note 12(b) of the Annual Financial Statements for more information about the divestiture. During the three months ended March 31, 2021, Hempco and AHE incurred an EBITDA loss of $0.5 million and $0.5 million, respectively.
(3)	Non-operating expense (income) includes: interest and other income; finance and other costs; foreign exchange gain (loss); government grant income; and fair value changes on derivative investments, derivative liabilities, contingent consideration, loss on extinguishment of derivative investment, and (gain) loss on the modification of debt. Refer to Note 19 of the Financial Statements.
(4)	Restructuring related charges includes legal contract termination fees, restructuring charges and severance associated with the business transformation plan and revenue provisions as a result of Company initiated product swap to replace low quality product with higher potency product at the provinces.
(5)	Included in out-of-period adjustments in Q3 2022 are $3.4 million related to a correction of prior quarter biological assets fair value measurement and $0.7 million in prior period related professional services expenses; Q2 2022 are $1.2 million related to prior period payroll related expenses; Q3 2021 are $6.3 million related to prior year employee bonuses offset by $1.6 million other gains related to prior periods.
(6)	Adjusted EBITDA is a Non-GAAP Measure and is not a recognized, defined, or standardized measure under IFRS. Refer to “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of the MD&A. In order to provide more direct comparability to industry peers, management has captured restructuring and out of period costs for prior periods, as well as the current period, in this reconciliation. Previously management reported these costs separately as a further adjustment to EBITDA.

Adjusted EBITDA loss increased by $3.2 million, or 36%, for the three months ended March 31, 2022 as compared to the prior quarter. The increase is primarily attributable to a $4.7 million reduction in adjusted gross profit before fair value adjustments, partially offset with a $1.4 million decrease in SG&A expenses, excluding restructuring out-of-period related expenses.

Adjusted EBITDA loss decreased by $8.7 million, or 41%, and $11.6 million or 26%, for the three and nine months ended March 31, 2022, respectively, as compared to the same periods in the prior year. The decrease is primarily driven by shifts to a higher-margin product portfolio mix contributing increases to adjusted gross profit before fair value adjustments of $2.9 million and $4.6 million for three and nine months ended March 31, 2022, respectively. Excluding restructuring related charges and out-of-period adjustments noted above, SG&A expense reductions contributed decreases of $3.7 million and $4.0 million in three and nine months ended March 31, 2022, respectively, which were largely due to the impacts of the Company’s previously announced cost rationalization efforts.

13	| AURORA CANNABIS INC. Q3 2022 MD&A

Liquidity and Capital Resources

($ thousands)	March 31, 2022	June 30, 2021
Cash and cash equivalents	429,894	421,457
Marketable securities	2,313	3,751

Working capital	577,566	549,517
Total assets	1,570,252	2,604,731
Total non-current liabilities	361,099	450,656

Capitalization
Convertible notes	333,960	327,931
Lease liabilities	54,182	71,619
Total debt	388,142	399,550
Total equity	1,090,088	2,037,700
Total capitalization	1,478,230	2,437,250

During the three and nine months ended March 31, 2022, the Company primarily financed its operations, capital expenditures and growth initiatives through the generation of net revenue and working capital, and cash on hand. For more information on key cash flows related to operations, investing and financing activities during the quarter, refer to the “Cash Flow Highlights” discussion below.

The Company’s objective when managing its liquidity and capital resources is to maintain sufficient liquidity to support financial obligations when they come due, while executing operating and strategic plans. The Company manages liquidity risk through the management of its capital structure and resources to ensure that it has sufficient liquidity to settle obligations and liabilities when they are due. Our ability to fund our operating requirements depends on future operating performance and cash flows, which are subject to economic, financial, competitive, business and regulatory conditions, and other factors, some of which are beyond our control, such as the potential impact of COVID-19. Our primary short-term liquidity needs are to fund our net operating losses, capital expenditures to maintain existing facilities, and lease payments. Our medium-term liquidity needs primarily relate to debt repayments and lease payments. Our long-term liquidity needs primarily relate to potential strategic plans.

As of March 31, 2022, the Company has access to the following capital resources available to fund operations and obligations:

•	$429.9 million cash and cash equivalents; and
•	US$887.6 million securities registered for sale under the 2021 Shelf Prospectus for future financings or issuances of securities, including US$187.6 million remaining securities for sale under the ATM Program. Volatility in the cannabis industry, stock market and the Company’s share price may impact the amount and our ability to raise financing under the 2021 Shelf Prospectus.

From time-to-time, management may also consider the sale of its marketable securities and shares held in publicly traded investments in associates to support near term cash and liquidity needs.

Based on all of the aforementioned factors, the Company believes that its reduction of operating costs, current liquidity position, and access to the 2021 Shelf Prospectus are adequate to fund operating activities and cash commitments for investing and financing activities for the foreseeable future.

Equity Financings

On March 30, 2021, the Company filed the 2021 Shelf Prospectus in Canada and a corresponding 2021 Registration Statement with the Securities and Exchange Commission (“SEC”) in the U.S. The 2021 Shelf Prospectus and the 2021 Registration Statement allow the Company to make offerings of up to US$1.0 billion in Common Shares, warrants, options, subscription receipts, debt securities or any combination thereof during the 25-month period that the 2021 Shelf Prospectus remains effective. As of March 31, 2022, the Company has access to US$887.6 million under the 2021 Shelf Prospectus, including the balance of US$187.6 million pursuant to the ATM Program. During the three and nine months ended March 31, 2022, the Company issued 25,672,749 Common Shares under the ATM Program for gross proceeds of US$112.3 million.

Cash Flow Highlights

The table below summarizes the Company’s cash flows for the three and nine months ended March 31, 2022 and the comparative periods:

($ thousands)	Three months ended		Nine months ended
	March 31, 2022	March 31, 2021 (1)	March 31, 2022	March 31, 2021
Cash used in operating activities	(38,967)	(57,407)	(83,196)	(230,000)
Cash provided by (used in) investing activities	12,490	(14,875)	3,136	(38,444)
Cash provided by financing activities	126,914	164,387	85,740	581,054
Effect of foreign exchange	(2,947)	(6,253)	2,757	(4,551)
(Decrease) increase in cash and cash equivalents	97,490	85,852	8,437	308,059
(1)	Amounts have been recast for the biological assets and inventory non-material prior period error. Refer to the “Change in Accounting Policies and Estimates” section below for further detail.

14	| AURORA CANNABIS INC. Q3 2022 MD&A

Cash used in operating activities for the three months ended March 31, 2022 decreased by $18.4 million as compared to the same period in the prior year. The decrease was primarily due to a $38.4 million change in non-cash working capital. The decrease in non-cash working capital over prior year was mainly driven by a $46.0 million decrease in biological assets and inventory and a $10.4 million increase in accounts payable and accrued liabilities, partially offset by a $4.5 million increase in accounts receivable.

Cash used in investing activities for the three months ended March 31, 2022 decreased by $27.4 million as compared to the same period in the prior year. The decrease was primarily due to $16.4 million higher proceeds from disposal of property, plant, and equipment, and $5.8 million lower property, plant and equipment purchases.

Cash used in financing activities for the three months ended March 31, 2022 decreased by $37.5 million as compared to the same period in the prior year. The decrease was primarily due to a $33.0 million decrease in cash generated from share issuances.

Cash used in operating activities for the nine months ended March 31, 2022 has decreased by $146.8 million as compared to the same period in the prior year. The decrease was primarily due to $57.2 million in prior year’s severance, restructuring and legal settlement charges and $39.0 million changes in non-cash working capital over prior year. The decrease in non-cash working capital over prior year was mainly driven by $4.3 million decrease in biological assets and inventory, and a $31.7 million increase in accounts payable and accrued liabilities.

Cash used in investing activities for the nine months ended March 31, 2022 decreased by $41.6 million as compared to the same period in the prior year. The decrease was primarily attributable to a $18.7 million decrease in property, plant and equipment expenditures and a $19.2 million increase in disposal of property, plant and equipment.

Cash provided by financing activities for the nine months ended March 31, 2022 decreased by $495.3 million as compared to the same period in the prior year. The decrease was primarily attributable to a $525.3 million decrease in cash generated from share issuances, partially offset by a $28.8 million decrease in repayment of long-term loans as the Company fully settled its credit facility with the Bank of Montreal in the prior fiscal year.

Capital Expenditures

The Company’s major capital expenditures for the nine months ended March 31, 2022 primarily consisted of construction activities at its German production facility and enhancements at existing core facilities. The Company is simplifying its network and focusing on core sites to transform Aurora into a company that delivers earnings both in the short-term and long-term. During the three months ended March 31, 2022, capital expenditures including intangible assets was $6.3 million, offset by $16.2 million proceeds from disposals. No government grants related to capital expenditures were received in Q3 2022. In Q4 2021, the Company received a $3.6 million government grant related to the co-generation project at the Aurora River facility to further offset the capital expenditures. Management expects the project to qualify for an additional $3.3 million government grant related to the co-generation project during this fiscal year.

Contractual Obligations

As at March 31, 2022, the Company had the following contractual obligations:

($ thousands)	Total	≤ 1 year	Over 1 year to 3 years	Over 3 years to 5 years	> 5 years
Accounts payable and accrued liabilities	53,981	53,981	-	-	-
Convertible notes and interest (1)	456,495	22,619	433,876	-	-
Lease liabilities (2)	70,870	9,455	24,720	19,648	17,047
Contingent consideration payable (3)	225	225	-	-	-
Capital commitments (4)	1,789	1,789	-	-	-
Purchase commitments (5)	6,198	2,066	4,132	-	-
Business acquisition retention payments	4,820	1,694	3,126	-	-
Total contractual obligations	594,378	91,829	465,854	19,648	17,047
(1)	Assumes the remaining principal balance outstanding at March 31, 2022 remains unconverted and includes the estimated interest payable until the maturity date.
(2)	Includes interest payable until maturity date.
(3)	Includes $0.1 million payable in cash, with the remainder payable in cash, shares, or a combination of both at Aurora’s sole discretion.
(4)	Relates to remaining commitments that the Company has made to vendors for equipment purchases and capital projects pertaining to existing construction.
(5)	Relates to a manufacturing agreement with Capcium for the encapsulation of softgels.

Contingencies

From time to time, the Company and/or its subsidiaries may become defendants in legal actions and the Company intends to take appropriate action with respect to any such legal actions, including by defending itself against such legal claims as necessary. Other than the claims described below, as of the date of this report, Aurora is not aware of any other material or significant claims against the Company.

On November 21, 2019, a purported class action proceeding was commenced in the United States District Court for the District of New Jersey against the Company and certain of its current and former directors and officers on behalf of persons or entities who purchased, or otherwise acquired, publicly traded Aurora securities between October 23, 2018 and February 6, 2020. An amended complaint was filed on September 21, 2020 which alleges, inter alia, that the Company and certain of its current and former officers and directors violated the federal securities laws by making false or misleading statements, materially overstated the demand and potential market for the Company’s consumer cannabis products; that the Company’s ability to sell products had been materially impaired by extraordinary market oversupply, that the Company’s spending growth and capital commitments were slated to exceed our revenue growth; that the Company had violated German law mandating that companies receive special permission to distribute medical products exposed to regulated irradiation techniques, and that the foregoing, among others, had negatively impacted the Company’s business, operations, and prospects and impaired the Company’s ability to achieve profitability. A motion to dismiss was filed on November 20, 2020 and granted by the court on July 7, 2021, however, the plaintiffs were given an opportunity to file a second amended complaint no later than September 7, 2021. Pursuant to the July 7, 2021 order, the plaintiffs filed a second amended complaint on September 7, 2021 which included new allegations pertaining to certain alleged financial misrepresentation and improper revenue recognition by the Company. The Company subsequently filed a motion to dismiss on December 6, 2021 and a reply to plaintiffs’ opposition on March 25, 2022. The Company is currently awaiting a decision on the motion to dismiss. While this matter is ongoing, the Company disputes the allegations and intends to continue to vigorously defend against the claims. Estimating an amount or range of possible losses resulting from litigation proceedings is inherently difficult, particularly where the matters involve indeterminate claims for monetary damages and are in the stages of the proceedings where key factual and legal issues have not been resolved. For these reasons, the Company is currently unable to predict the ultimate timing or outcome of or reasonably estimate the possible losses or a range of possible losses resulting from the matters described above. No provision has been recognized as at March 31, 2022 (Q3 2021 - nil).

15	| AURORA CANNABIS INC. Q3 2022 MD&A

The Company and its subsidiary, ACE, have been named in a purported class action proceeding which commenced on June 18, 2020 in the Province of Alberta in relation to the alleged mislabeling of cannabis products with inaccurate THC/CBD content. The class action involves a number of other parties including Aleafia Health Inc., Hexo Corp, Tilray Canada Ltd., among others, and alleges that upon laboratory testing, certain cannabis products were found to have lower THC potency than the labeled amount, suggesting, among other things, that plastic containers may be leeching cannabinoids. While this matter is ongoing, the Company disputes the allegations and intends to vigorously defend against the claims. Estimating an amount or range of possible losses resulting from litigation proceedings is inherently difficult, particularly where the matters involve indeterminate claims for monetary damages and are in the stages of the proceedings where key factual and legal issues have not been resolved. For these reasons, the Company is currently unable to predict the ultimate timing or outcome of or reasonably estimate the possible losses or a range of possible losses resulting from the matter described above. No provision has been recognized as at March 31, 2022 (Q3 2021 - nil).

A claim was commenced by a party to a former term sheet on June 15, 2020 with the Queen's Bench of Alberta against Aurora and a former officer alleging a claim of breach of obligations under said term sheet, with the plaintiff seeking $18.0 million in damages. While this matter is ongoing, the Company believes the action to be without merit and intends to defend the claim. No provision has been recognized as of March 31, 2022 (Q3 2021 - nil).

On August 10, 2020, a purported class action lawsuit was filed with the Queen's Bench of Alberta against Aurora and certain executive officers in the Province of Alberta on behalf of persons or entities who purchased, or otherwise acquired, publicly traded Aurora securities and suffered losses as a result of Aurora releasing statements containing misrepresentations during the period of September 11, 2019 and December 21, 2019. The Company disputes the allegations and intends to vigorously defend against the claims. Estimating an amount or range of possible losses resulting from litigation proceedings is inherently difficult, particularly where the matters involve indeterminate claims for monetary damages and are in the stages of the proceedings where key factual and legal issues have not been resolved. For these reasons, the Company is currently unable to predict the ultimate timing or outcome of or reasonably estimate the possible losses or a range of possible losses resulting from the matter described above. No provision has been recognized as at March 31, 2022 (Q3 2021 - nil).

On October 2, 2020, a purported class action lawsuit was commenced in the United States District Court for the District of New Jersey against the Company and certain current and former executive officers on behalf of persons or entities who purchased or otherwise acquired Aurora securities between February 13, 2020 and September 4, 2020. The complaint alleges, inter alia, that the Company and certain current and former executive officers violated the federal securities laws by making false and/or misleading statements and/or failing to disclose that the Company had significantly overpaid for previous acquisitions and experienced degradation in certain assets, including its production facilities and inventory; the Company’s business transformation plan and cost reset failed to mitigate the foregoing issues; it was foreseeable that the Company would record significant goodwill and asset impairment charges; and as a result, the Company’s public statements were materially false and misleading. The Company disputes the allegations. On November 2, 2021, the plaintiffs voluntarily dismissed this action without prejudice as to all claims. This matter is now concluded. No provision has been recognized as at March 31, 2022 (Q3 2021 - nil).

On January 4, 2021, a civil claim was filed with the Queen’s Bench of Alberta against Aurora and Hempco by a former landlord regarding unpaid rent in the amount of $8.9 million, representing approximately $0.4 million for rent in arrears and costs, plus $8.5 million for loss of rent and remainder of the term. The Company filed a statement of defense on March 24, 2021. While this matter is ongoing, the Company intends to continue to defend against the claims. No provision has been recognized as of March 31, 2022 (Q3 2021 - nil).

The Company is subject to litigation and similar claims in the ordinary course of our business, including claims related to employment, human resources, product liability and commercial disputes. The Company has received notice of, or are aware of, certain possible claims against us where the magnitude of such claims is negligible, or it is not currently possible for us to predict the outcome of such claims, possible claims or lawsuits due to various factors including: the preliminary nature of some claims; an incomplete factual record; and the unpredictable nature of opposing parties and their demands. Management is of the opinion, based upon legal assessments and information presently available, that it is unlikely that any of these claims would result in liability to the Company, to the extent not provided for through insurance or otherwise, would have a material effect on the consolidated financial statements, other than the claims described above.

Off-balance sheet arrangements

As at the date of this MD&A, the Company has $0.9 million letters of credit outstanding with the Bank of Montreal. There are no other material off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the financial performance or financial condition of the Company.

16	| AURORA CANNABIS INC. Q3 2022 MD&A

Related Party Transactions

The Company’s key management personnel have the authority and responsibility for planning, directing and controlling the activities of the Company and consists of the Company’s executive management team and management directors. Compensation expense for key management personnel was as follows:

($ thousands)	Three months ended		Nine months ended
	March 31, 2022	March 31, 2021	March 31, 2022	March 31, 2021
Short-term employment benefits (1)	1,471	1,167	4,891	3,590
Long-term employment benefits	17	-	47	-
Termination benefits	-	488	-	938
Directors’ fees (2)	85	89	250	370
Share-based compensation (3)	3,048	3,380	7,947	9,772
Total management compensation (4)	4,621	5,124	13,135	14,670
(1)	Short-term employment benefits include salaries, wages, and bonuses. Short-term employment benefits are measured at the exchange value, being the amounts agreed to by each party.
(2)	Includes meeting fees and committee chair fees.
(3)	Share-based compensation represent the contingent consideration, and the fair value of options, restricted share units, deferred share units and performance share units granted and vested to key management personnel and directors of the Company under the Company’s share-based compensation plans (refer to Note 17 of the Financial Statements).
(4)	As of March 31, 2022, $1.3 million is payable or accrued for key management compensation (June 30, 2021 - $0.8 million).

The following is a summary of the significant transactions with related parties:

($ thousands)	Three months ended		Nine months ended
	March 31, 2022	March 31, 2021	March 31, 2022	March 31, 2021
Production costs (1)	1,241	43	2,481	1,825
(1)	Production costs incurred with (i) Gelcan Corporation. (“Gelcan”), a company that manufactures our softgels and in which Aurora holds significant influence; and (ii) Sterigenics Radiation Technologies (“Sterigenics”, formerly Iotron Industries Canada Inc.), an associate of the Company’s joint venture company Auralux Enterprises Ltd (“Auralux”). Aurora does not have the authority or ability to exert power over either Capcium or Sterigenics’ financial and/or operating decisions (i.e. control).

During the nine months ended March 31, 2021, the Company sold AHE to the subsidiary’s President and former owner.

The following amounts were receivable from (payable to) related parties:

($ thousands)	March 31, 2022	June 30, 2021
Equipment loan receivable from investments in associates (1)	-	10,096
Debenture and interest receivable from investment in associate (2)	-	17,170
Production costs with investments in associates (3)(4)	349	-
	349	27,266
(1)	Relates to the purchase of production equipment on behalf of the Company’s joint venture, Auralux. The loan bears interest at 5% per annum, payable monthly. The loan is to be repaid in installments on an annual basis in an amount equal to 50% of the associate’s EBITDA. The unpaid balance of the loan matures 10 years from the funding date. During the three and nine months ended March 31, 2022, the Company recorded an impairment of $10.5 million against the outstanding loans receivable balance related to the Company’s joint venture, Auralux.
(2)	Represents the $6.0 million secured convertible debenture in Choom Holdings Inc. (“Choom”) plus interest receivable bearing interest at 7.0% per annum and maturing on December 23, 2024. Balance at June 30, 2021 represents the $20.0 million unsecured convertible debenture in Choom plus interest receivable, bearing interest at 6.5% per annum and was to mature on November 2, 2022. Refer to Note 6(a) of the Financial Statements for further details. As of March 31, 2022, the 2021 Debenture had a fair value of $0.0 million resulting in an unrealized loss of $5.2 million.
(3)	Production costs incurred with (i) Gelcan; and (ii) Sterigenics which provides cannabis processing services to the Company and is party to a common joint venture in Auralux. Pursuant to a manufacturing agreement with Gelcan, the Company is contractually committed to purchase a minimum number of softgels during each calendar year from 2020 and thereafter. If the Company fails to meet the required purchase minimum, then it is required to pay a penalty fee equal to the difference between the actual purchased quantity and the required purchase minimum multiplied by the cost of the softgels. The Company is committed to purchase 42.7 million capsules in calendar 2022, and 20.0 million capsules per calendar year until March 31, 2025.
(4)	Amounts are due upon the issuance or receipt of invoices, are unsecured and non-interest bearing.

These transactions are in the normal course of operations and are measured at the exchange value, being the amounts agreed to by the parties.

Critical Accounting Estimates

The preparation of the Financial Statements under IFRS requires management to make judgments, estimates, and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised, if the revision affects only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

17	| AURORA CANNABIS INC. Q3 2022 MD&A

Other than the estimates used in restructuring provisions (Note 3 in the Financial Statements), there have been no changes in Aurora's critical accounting estimates during the nine months ended March 31, 2022. For additional information on the Company’s accounting policies and key estimates, refer to the note disclosures in the annual consolidated financial statements and MD&A as at and for the year ended June 30, 2021.

Change in Accounting Policy and Estimates

New Accounting Policy

Segregated Cell Insurance

Insurance coverage for the Company’s directors and officers has been secured through a segregated cell program (“Segregated Cell”). The Segregated Cell was effected by entering into a participation agreement with a registered Segregated Accounts Company for the purposes of holding and supporting the Company’s insurance risk transfer strategies. The Company applies IFRS 10 Consolidated Financial Statements in its assessment of control as it relates to the Segregated Cell and the Company’s accounting policy is to consolidate the Segregated Cell. The funds held in the Segregated Cell are held as cash with the possibility of reinvestment. As the funds cannot be transferred to other parts of the group, the funds are disclosed as Restricted Cash.

Change in Estimates

Biological Assets and Inventory Non-Material Prior Period Error

During the year ended June 30, 2021, a non-material error was identified in the valuation methodology for biological assets. As part of the fair value measurement, management incorporated the cannabis plant’s stage of growth in determining the fair value less costs to sell (“FVLCS”). In the period of harvest, the balance in biological assets was transferred directly to inventory at the average 48% stage of growth without adjusting for the incremental fair value to grow the plant through the full lifecycle. The Company now includes the incremental fair value of the plants in the valuation and transfers the biological assets to inventory at the full stage of growth at the point of harvest. Additionally, the Company revised certain key inputs used in determining FVLCS, including the incorporation of an effective yield factor based on the potency of cannabis produced. These changes primarily impacted unrealized fair value gains on biological assets and changes in fair value of inventory sold, both of which are non-cash impacts and are not material to the Company.

Management evaluated the materiality of the errors, both quantitatively and qualitatively, and concluded that the changes were not material to the Annual Financial Statements taken as a whole for any prior period. The Company has revised opening deficit and corrected the error by recasting the prior period information in the Financial Statements. The following is a summary of the impacts to the statement of comprehensive loss and the statement of cash flows for the three months ended March 31, 2021, prior to the impact of discontinued operations:

($ thousands)	Three months ended March 31, 2021 As previously reported	Biological Assets and Inventory Adjustments	Three months ended March 31, 2021 Recasted
Consolidated Statement of Comprehensive Loss
Cost of sales	127,545	(3,833)	123,712
Gross profit (loss) before fair value adjustments	(72,384)	3,833	(68,551)

Changes in fair value of inventory sold	29,583	20,785	50,368
Unrealized gain on changes in fair value of biological assets	(16,506)	(20,977)	(37,483)
Gross profit (loss)	(85,461)	4,025	(81,436)

Deferred tax recovery	(119)	-	(119)

Net loss from continuing operations	(164,650)	4,025	(160,625)
Net loss attributable to Aurora shareholders	(164,650)	4,025	(160,625)
Loss per share (basic and diluted)	($0.85)	$0.02	($0.83)

The following is a summary of the impacts to the statement of cash flows for the three months ended March 31, 2021:

($ thousands)	Three months ended March 31, 2021 As previously reported	Biological Assets and Inventory Adjustments	Three months ended March 31, 2021 Recasted
Consolidated Statement of Cash Flows
Unrealized gain on changes in fair value of biological assets	(16,506)	(20,977)	(37,483)
Changes in fair value of inventory sold	29,583	20,785	50,368
Deferred tax recovery	(129)	-	(129)
Changes in non-cash working capital	71,959	(3,833)	68,126
Net cash used in operating activities	(57,327)	-	(57,327)

18	| AURORA CANNABIS INC. Q3 2022 MD&A

Recent Accounting Pronouncements

The following IFRS standards have been recently issued by the IASB. Pronouncements that are irrelevant or not expected to have a significant impact have been excluded.

Amendments to IFRS 9: Financial Instruments

As part of its 2018-2020 annual improvements to IFRS standards process, the IASB issued amendments to IFRS 9. The amendment clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf. An entity applies the amendment to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendment. The amendment is effective for annual reporting periods beginning on or after January 1, 2022 with earlier adoption permitted. The Company is currently evaluating the potential impact of these amendments on the Company’s consolidated financial statements.

Amendments to IAS 1: Classification of Liabilities as Current or Non-current

The amendment clarifies the requirements relating to determining if a liability should be presented as current or non-current in the statement of financial position. Under the new requirement, the assessment of whether a liability is presented as current or non-current is based on the contractual arrangements in place as at the reporting date and does not impact the amount or timing of recognition. The amendment applies retrospectively for annual reporting periods beginning on or after January 1, 2022. The Company is currently evaluating the potential impact of these amendments on the Company’s consolidated financial statements.

Amendments to IAS 37: Onerous Contracts and the Cost of Fulfilling a Contract

The amendment specifies that the ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts. The amendment is effective for annual periods beginning on or after January 1, 2022 with early application permitted. The Company is currently evaluating the potential impact of these amendments on the Company’s consolidated financial statements.

Amendments to IAS 41: Agriculture

As part of its 2018-2020 annual improvements to IFRS standards process, the IASB issued amendments to IAS 41. The amendment removes the requirement in paragraph 22 of IAS 41 for entities to exclude taxation cash flow when measuring the fair value of a biological asset using a present value technique. This will ensure consistency with the requirements in IFRS 13. The amendment is effective for annual reporting periods beginning on or after January 1, 2022. The Company is currently evaluating the potential impact of these amendments on the Company’s consolidated financial statements.

Financial Instruments

Financial instruments are measured either at fair value or at amortized cost. The table below lists the valuation methods used to determine the fair value of each financial instrument.

Fair Value Method
Financial Instruments Measured at Fair Value
Marketable securities	Closing market price of Common Shares as of the measurement date (Level 1)
Derivatives	Closing market price (Level 1) or Black-Scholes, Binomial, Monte-Carlo & FINCAD valuation model (Level 2 or 3)
Contingent consideration payable	Discounted cash flow model (Level 3)
Derivative liability	Closing market price of warrants (Level 1) or Kynex valuation model (Level 2)
Financial Instruments Measured at Amortized Cost
Cash and cash equivalents, restricted cash, accounts receivable, loans receivable	Carrying amount (approximates fair value due to short-term nature)
Accounts payable and accrued liabilities, other current and long-term liabilities	Carrying amount (approximates fair value due to short-term nature)
Lease receivable, convertible debentures, lease liabilities	Carrying value discounted at the effective interest rate which approximates fair value

19	| AURORA CANNABIS INC. Q3 2022 MD&A

Summary of Financial Instruments

The carrying values of the financial instruments at March 31, 2022 are summarized in the following table:

($ thousands)	Amortized Cost	FVTPL	Designated FVTOCI	Total
Financial Assets
Cash and cash equivalents	429,894	-	-	429,894
Restricted cash	50,658	-	-	50,658
Accounts receivable, excluding sales taxes receivable	35,139	-	-	35,139
Marketable securities	-	-	2,313	2,313
Derivatives	-	29,737	-	29,737
Lease receivable	6,091	-	-	6,091
Financial Liabilities
Accounts payable and accrued liabilities	53,981	-	-	53,981
Convertible debentures (1)	333,960	-	-	333,960
Contingent consideration payable	-	225	-	225
Other current liabilities	12,434	-	-	12,434
Lease liabilities	54,182	-	-	54,182
Derivative liability	-	17,424	-	17,424
Other long-term liabilities	122	-	-	122
(1)	The fair value of convertible debentures includes both the debt and equity components.

Fair Value Hierarchy

Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of the inputs to fair value measurements. The three levels of hierarchy are:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2	Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and
Level 3	Inputs for the asset or liability that are not based on observable market data.

The following is a summary of financial instruments measured at fair value segregated based on the various levels of inputs as at March 31, 2022:

($ thousands)	Level 1	Level 2	Level 3	Total
As at March 31, 2022
Marketable securities (1)	2,313	-	-	2,313
Derivative assets (1)	-	13,859	15,878	29,737
Contingent consideration payable	-	-	225	225
Derivative liability (2)	17,341	83	-	17,424

As at June 30, 2021
Marketable securities	3,751	-	-	3,751
Derivative assets	-	42,477	16,905	59,382
Contingent consideration payable	-	-	374	374
Derivative liability	88,860	3,079	-	91,939
(1)	For a reconciliation of realized and unrealized gains and losses applicable to financial assets measured at fair value for the three and nine months ended March 31, 2022, refer to Notes 7(a) and (b) in the Financial Statements.
(2)	For a reconciliation of unrealized gains and losses applicable to financial liabilities measured at fair value for the three and nine months ended March 31, 2022, refer to Note 14 and Note 16(c) in the Financial Statements.

There have been no transfers between fair value levels during the period.

20	| AURORA CANNABIS INC. Q3 2022 MD&A

Financial Instruments Risk

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board mitigates these risks by assessing, monitoring and approving the Company’s risk management processes.

Credit risk

Credit risk is the risk of a potential loss to the Company if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company is moderately exposed to credit risk from its cash and cash equivalents, accounts receivable and loans receivable. The risk exposure is limited to their carrying amounts reflected on the statement of financial position. The risk for cash and cash equivalents is mitigated by holding these instruments with highly rated Canadian financial institutions. Certain restricted funds in the amount of $31.4 million are retained by an insurer under the Segregated Accounts Companies Act governed by the Bermuda Monetary Authority. As the Company does not invest in asset-backed deposits or investments, it does not expect any credit losses. The Company periodically assesses the quality of its investments and is satisfied with the credit rating of the financial institutions and the investment grade of its Guaranteed Investment Certificates (“GICs”). The Company mitigates the credit risk associated with the loans receivable by managing and monitoring the underlying business relationship.

The Company provides credit to certain customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk. Credit risk is generally limited for receivables from government bodies, which generally have low default risk. Credit risk for non-government wholesale customers is assessed on a case-by-case basis and a provision is recorded where required. As of March 31, 2022, $13.8 million of accounts receivable are from non-government wholesale customers (June 30, 2021 - $7.0 million). As of March 31, 2022, the Company recognized a $5.3 million provision for expected credit losses (June 30, 2021 - $5.4 million).

For the periods indicated, the Company’s aging of trade receivables were as follows:

($ thousands)	March 31, 2022	June 30, 2021

0 - 60 days	20,347	36,195
61+ days	5,108	5,835
	25,455	42,030

During the three and nine months ended March 31, 2022, the Company recorded an impairment of $10.5 million against the outstanding loans receivable balance related to the Company’s joint venture, Auralux Enterprises Ltd.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with its financial liabilities when they are due. The Company’s objective is to manage liquidity risk through the management of its capital structure and resources to ensure that it has sufficient liquidity to settle obligations and liabilities when they are due, while executing on its operating and strategic plans. Refer to “Liquidity and Capital Resources” section of this MD&A for detailed discussion.

Summary of Outstanding Share Data

The Company had the following securities issued and outstanding as at May 11, 2022 :

Securities (1)	Units Outstanding
Issued and outstanding Common Shares	226,797,166
Stock options	4,015,334
Warrants	18,447,389
Restricted share units	1,128,322
Deferred share units	107,193
Performance share units	759,764
Convertible debentures	3,792,492
(1)	Refer to Note 14 “Convertible Debentures”, Note 16 “Share Capital” and Note 17 “Share-Based Compensation” in the Company’s Financial Statements for a detailed description of these securities.

21	| AURORA CANNABIS INC. Q3 2022 MD&A

Historical Quarterly Results

($ thousands, except earnings per share and Operational Results)	Q3 2022	Q2 2022	Q1 2022	Q4 2021 (1)(2)
Financial Results
Net revenue (2)	$50,434	$60,586	$60,108	$54,825
Adjusted gross margin before FV adjustments on cannabis net revenue (3)	54%	53%	54%	54%
Loss from continuing operations attributable to common shareholders (4)	($1,012,177)	($74,776)	($11,884)	($133,969)
(Loss) earnings from discontinued operations attributable to common shareholders	$ -	$ -	$ -	($1,179)
Loss attributable to common shareholders	($1,012,177)	($74,776)	($11,884)	($135,148)
Basic and diluted loss per share from continuing operations	($4.72)	($0.38)	($0.06)	($0.68)
Basic and diluted loss per share	($4.72)	($0.38)	($0.06)	($0.68)

Balance Sheet
Working capital	$577,566	$481,574	$532,612	$549,517
Cannabis inventory and biological assets (4)	$118,729	$139,625	$139,103	$120,297
Total assets	$1,570,252	$2,485,384	$2,560,316	$2,604,731

Operational Results - Cannabis
Average net selling price of dried cannabis (3)	$5.41	$4.52	$4.67	$5.11
Kilograms sold	9,722	13,043	12,484	11,346

	Q3 2021 (1)(2)	Q2 2021 (1)(2)	Q1 2021 (1)(2)	Q4 2020 (1)(2)
Financial Results
Net revenue (2)	$55,161	$67,673	$67,593	$68,426
Adjusted gross margin before FV adjustments on cannabis net revenue (3)	44%	44%	49%	49%
Loss from continuing operations attributable to common shareholders (4)	($160,625)	($300,222)	($97,197)	($1,839,435)
Loss from discontinued operations attributable to common shareholders	$0	$2,298	($2,731)	($15,721)
Loss attributable to common shareholders	($160,625)	($297,924)	($99,928)	($1,855,156)
Basic and diluted loss per share from continuing operations	($0.83)	($1.79)	($0.83)	($16.52)
Basic and diluted loss per share	($0.83)	($1.77)	($0.85)	($16.66)

Balance Sheet
Working capital	$646,310	$592,519	$206,335	$145,258
Cannabis inventory and biological assets (5)	$102,637	$179,275	$171,086	$135,973
Total assets	$2,839,155	$2,829,963	$2,762,181	$2,779,921

Operational Results - Cannabis
Average net selling price of dried cannabis (3)	$5.00	$4.45	$3.86	$3.60
Kilograms sold	13,520	15,253	16,139	16,748
(1)	Certain previously reported amounts have been restated to exclude the results related to discontinued operations and recast for the biological assets and inventory non-material prior period error. For further details on discontinued operations, refer to Note 12(b) of the Financial Statements and Note 12(b) of the Annual Financial Statements. For further details on the recast for biological asset and inventory, refer to the “Change in Accounting Policies and Estimates” section above.
(2)	Net revenue represents our total gross revenue net of excise taxes levied by the CRA on the sale of medical and consumer use cannabis products. Given that our gross revenue figures exclude excise taxes that were levied and billed back to customers, as reflected in accordance with IFRS 15, we believe that the presentation of net revenue more accurately reflects the level of revenue earned during the relevant period.
(3)	Refer to “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A for the defined terms.
(4)	Loss from continuing operations attributable to common shareholders includes asset impairment and restructuring charges. Refer to “Adjusted EBITDA” section.
(5)	Represents total biological assets and cannabis inventory, exclusive of merchandise, accessories, supplies and consumables.

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Risk Factors

In addition to the other information included in this report, readers should consider carefully the following factors, which describe the risks, uncertainties and other factors that may materially and adversely affect our business, products, financial condition and operating results. There are many factors that affect our business and our results of operations, some of which are beyond our control. The following is a description of important factors that may cause our actual results of operations in future periods to differ materially from those currently expected or discussed in the forward-looking statements (“FLS”) set forth in this report relating to our financial results, operations and business prospects. Except as required by law, we undertake no obligation to update any such FLS to reflect events or circumstances after the date of this MD&A.

These risks include, but are not limited to the following:

•	We have a limited operating history and there is no assurance we will be able to achieve or maintain profitability.
•	Our business is reliant on the good standing of our licenses.
•	Our Canadian licenses are reliant on our established sites.
•	We operate in a highly regulated business and any failure or significant delay in obtaining applicable regulatory approvals could adversely affect our ability to conduct our business.
•	Change in the laws, regulations, and guidelines that impact our business may cause adverse effects on our operations.
•	Failure to comply with anti-money laundering laws and regulation could subject us to penalties and other adverse consequences.
•	We compete for market share with a number of competitors and expect even more competitors to enter our market, and many of our current and future competitors may have longer operating histories, more financial resources, and lower costs than us.
•	The possibility of, and timing for, federal legalization of cannabis in the United States is not predictable and we may be subject to increased competition when it occurs.
•	Selling prices and the cost of cannabis production may vary based on a number of factors outside of our control.
•	We may not be able to realize our growth targets.
•	The continuance of our contractual relations with provincial and territorial governments cannot be guaranteed.
•	Our continued growth may require additional financing, which may not be available on acceptable terms or at all.
•	Any default under our existing debt that is not waived by the applicable lenders could materially adversely impact our results of operations and financial results and may have a material adverse effect on the trading price of our Common Shares.
•	We may not be able to successfully develop new products or find a market for their sale.
•	As the cannabis market continues to mature, our products may become obsolete, less competitive, or less marketable.
•	Restrictions on branding and advertising may negatively impact our ability to attract and retain customers.
•	The cannabis business may be subject to unfavorable publicity or consumer perception.
•	Third parties with whom we do business may perceive themselves as being exposed to reputational risk by virtue of their relationship with us and may ultimately elect to discontinue their relationships with us.
•	There may be unknown health impacts associated with the use of cannabis and cannabis derivative products.
•	We may enter into strategic alliances or expand the scope of currently existing relationships with third parties that we believe complement our business, financial condition and results of operation and there are risks associated with such activities.
•	Our success will depend on attracting and retaining key personnel.
•	Certain of our directors and officers may have conflicts of interests due to other business relationships.
•	Future execution efforts may not be successful.
•	We have expanded and intend to further expand our business and operations into jurisdictions outside of Canada, and there are risks associated with doing so.
•	Our business may be affected by political and economic instability.
•	We rely on international advisors and consultants in foreign jurisdictions.
•	Failure to comply with the Corruption of Foreign Public Officials Act (Canada) (“CFPOA”) and the Foreign Corrupt Practices Act (United States) (“FCPA”), as well as the anti-bribery laws of the other nations in which we conduct business, could subject us to penalties and other adverse consequences.
•	We may be subject to uninsured or uninsurable risks.
•	We may be subject to product liability claims.
•	Our cannabis products may be subject to recalls for a variety of reasons.
•	We may become party to litigation, mediation, and/or arbitration from time to time.
•	The transportation of our products is subject to security risks and disruptions.
•	Our business is subject to the risks inherent in agricultural operations.
•	Our operations are subject to various environmental and employee health and safety regulations.
•	Climate change may have an adverse effect on demand for our products or on our operations.
•	We may not be able to protect our intellectual property.
•	We may experience breaches of security at our facilities or in respect of electronic documents and data storage and may face risks related to breaches of applicable privacy laws.
•	We may be subject to risks related to our information technology systems, including cyber-attacks.
•	We may not be able to successfully identify and execute future acquisitions or dispositions, or to successfully manage the impacts of such transactions on our operations.
•	As a holding company, Aurora Cannabis Inc. is dependent on its operating subsidiaries to pay dividends and other obligations.
•	The price of our Common Shares has historically been volatile. This volatility may affect the value of your investment in Aurora, the price at which you could sell our Common Shares and the sale of substantial amounts of our Common Shares could adversely affect the price of our Common Shares and the value of your convertible debentures/notes.
•	Future sales or issuances of equity securities could decrease the value of our Common Shares, dilute investors’ voting power, and reduce our earnings per share.
•	Our management will have substantial discretion concerning the use of proceeds from future share sales and financing transactions.
•	The regulated nature of our business may impede or discourage a takeover, which could reduce the market price of our Common Shares and the value of any outstanding convertible debentures/notes.
•	There is no assurance we will continue to meet the listing standards of the Nasdaq and the TSX.
•	Failure to develop and maintain an effective system of internal controls increases the risk that we may not be able to accurately and reliably report our financial results or prevent fraud, which may harm our business, the trading price of our Common Shares and market value of other securities.

23	| AURORA CANNABIS INC. Q3 2022 MD&A

•	We are a Canadian company and shareholder protections may differ from shareholder protections in the United States and elsewhere.
•	We are a foreign private issuer within the meaning of the rules under the Exchange Act (as defined below), and as such we are exempt from certain provisions applicable to United States domestic issuers.
•	Our employees and counterparties may be subject to potential U.S. entry restrictions as a result of their relationship with us.
•	Participants in the cannabis industry may have difficulty accessing the service of banks and financial institutions, which may make it difficult for us to operate.
•	Our business may be subject to disruptions as a result of the COVID-19 pandemic.
•	Reliva’s operations in the United States may be impacted by regulatory action and approvals from the Food and Drug Administration.
•	The controversy surrounding vaporizers and vaporizer products may materially and adversely affect the market for vaporizer products and expose us to litigation and additional regulation.
•	Future research may lead to findings that vaporizers, electronic cigarettes and related products are not safe for their intended use.
•	We must rely largely on our own market research and internal data to forecast sales and market demand and market prices which may differ from our forecasts.

For additional information regarding the risks that the Company is exposed to, please refer to the disclosures provided under the heading “Risk Factors” in the Company’s AIF dated September 27, 2021, which is available on the SEDAR website at www.sedar.com.

Internal Controls over Financial Reporting

Disclosure Controls and Procedures

As required by National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings and Rule 13a-15(b) of the Securities Exchange Act of 1934 (the “Exchange Act”), as amended, we have evaluated, under the supervision and with the participation of our management, including our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of March 31, 2022. Disclosure controls and procedures are designed to provide reasonable assurance that the information required to be disclosed by us in reports that we file under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the CSA and SEC.

Based upon the evaluation, our CEO and CFO have concluded that, as a result of the material weaknesses in the Company’s internal control described in our Annual MD&A for the year ended June 30, 2021, as of such date, the Company’s DCP were not effective.

Changes in Internal Controls over Financial Reporting

There have been no changes in the Company’s internal control over financial reporting (as defined in Rule 13a-15(f) and 15(d)-5(f) under the Exchange Act) during the three and nine months ended March 31, 2022 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. Management continues to perform additional account reconciliations and other analytical and substantive procedures to ensure reliable financial reporting and the preparation of financial statements in accordance with IFRS. The material weakness will not be considered remediated until the applicable controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively.

Cautionary Statement Regarding Forward-Looking Statements

This MD&A contains certain statements which may constitute “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities law requirements (collectively, “forward-looking statements”). These forward-looking statements are made as of the date of this MD&A and the Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required under applicable securities legislation. Forward-looking statements relate to future events or future performance and reflect Company management’s expectations or beliefs regarding future events. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative of these terms or comparable terminology. By their very nature forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. The Company provides no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements in this MD&A include, but are not limited to, statements with respect to:

•	pro forma measures including revenue, cash flow, adjusted gross margin before fair value adjustments, expected SG&A run-rates, and grams produced;
•	the Company’s ability to fund operating activities and cash commitments for investing and financing activities for the foreseeable future;
•	expectations regarding production capacity, costs and yields;
•	statements made under the heading “Our Strategy”;
•	statements made with respect to the anticipated disposition of legal claims disclosed under the heading “Contingencies”;
•	the Company’s ability to execute on its business transformation plan and path to Adjusted EBITDA profitability including, but not limited to, anticipated cost savings and planned cost efficiencies;
•	growth opportunities including the expansion into additional international markets;
•	expectations related to increased legalization of consumer markets, including the United States;

24	| AURORA CANNABIS INC. Q3 2022 MD&A

•	the recovery of the Company’s domestic consumer segment;
•	the acquisition of Thrive, including the anticipated impact on the consumer business and the Company's path to Adjusted EBITDA profitability in the first half of fiscal 2023;
•	consumer demand for products containing CBD derived from hemp plants and the associated growth and market opportunities;
•	competitive advantages and strengths in medical, scientific leadership, multi-jurisdictional regulatory expertise , compliance, testing and product quality;
•	product portfolio and innovation, and associated revenue growth;
•	licensing of genetic innovations to other Licensed Producers and associated revenue growth;
•	expectations regarding biosynthetic production and associated intellectual property;
•	the use of proceeds generated from the ATM Program;
•	future strategic plans; and
•	the impact of the COVID-19 pandemic on the Company’s business, operations, capital resources and/or financial results.

Forward looking information or statements contained in this document have been developed based on assumptions management considers to be reasonable. Material factors or assumptions involved in developing forward-looking statements include, without limitation, publicly available information from governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable.

Such forward-looking statements are estimates reflecting the Company’s best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. These risks include, but are not limited to, the ability to retain key personnel, the ability to continue investing in infrastructure to support growth, the ability to obtain financing on acceptable terms, the continued quality of our products, customer experience and retention, the development of third party government and non-government consumer sales channels, management’s estimates of consumer demand in Canada and in jurisdictions where the Company exports, expectations of future results and expenses, the availability of additional capital to complete construction projects and facilities improvements, the risk of successful integration of acquired business and operations, management’s estimation that SG&A will grow only in proportion of revenue growth, the ability to expand and maintain distribution capabilities, the impact of competition, the general impact of financial market conditions, the yield from cannabis growing operations, product demand, changes in prices of required commodities, competition, and the possibility for changes in laws, rules, and regulations in the industry, epidemics, pandemics or other public health crises, including the current outbreak of COVID-19,and other risks as set out under “Risk Factors” contained herein. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements.

Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on the information available to the Company on the date hereof, no assurance can be given as to future results, approvals or achievements. Forward-looking statements contained in this MD&A and in the documents incorporated by reference herein are expressly qualified by this cautionary statement.

Cautionary Statement Regarding Certain Non-GAAP Performance Measures

This MD&A contains certain financial performance measures that are not recognized or defined under IFRS (“Non-GAAP Measures”). As a result, this data may not be comparable to data presented by other licensed producers of cannabis and cannabis companies. For an explanation of these measures to related comparable financial information presented in the consolidated financial statements prepared in accordance with IFRS, refer to the discussion below. The Company believes that these Non-GAAP Measures are useful indicators of operating performance and are specifically used by management to assess the financial and operational performance of the Company. These Non-GAAP Measures include, but are not limited, to the following:

•	Cannabis net revenue represents revenue from the sale of cannabis products, excluding excise taxes. Cannabis net revenue is further broken down as follows:
•	Medical cannabis net revenue represents Canadian and international cannabis net revenue for medical cannabis sales only.
•	Consumer cannabis net revenue represents cannabis net revenue for consumer cannabis sales only.
•	Wholesale bulk cannabis net revenue represents cannabis net revenue for wholesale bulk cannabis only.
•	Ancillary net revenue represents non-cannabis net revenue for ancillary support functions only.

Management believes the cannabis net revenue measures provide more specific information about the net revenue purely generated from our core cannabis business and by market type.

•	Average net selling price per gram and gram equivalent is calculated by taking cannabis net revenue and removing the impact of cost of sales net against revenue in agency relationships, which is then divided by total grams and grams equivalent of cannabis sold in the period. Average net selling price per gram and gram equivalent is further broken down as follows:
•	Average net selling price per gram of dried cannabis represents the average net selling price per gram for dried cannabis sales only, excluding wholesale bulk cannabis sold in the period.
•	Average net selling price per gram of international dried cannabis represents the average net selling price per gram for international dried cannabis sales only, excluding wholesale bulk cannabis sold in the period.
•	Average net selling price per gram and gram equivalent of Canadian medical cannabis represents the average net selling price per gram and gram equivalent for dried cannabis and cannabis derivatives sold in the Canadian medical market.
•	Average net selling price per gram and gram equivalent of medical cannabis represents the average net selling price per gram and gram equivalent for dried cannabis and cannabis derivatives sold in the medical market.
•	Average net selling price per gram and gram equivalent of consumer cannabis represents the average net selling price per gram and gram equivalent for dried cannabis and cannabis derivatives sold in the consumer market.

Management believes the average net selling price per gram or gram equivalent measures provide more specific information about the pricing trends over time by product and market type. Under an agency relationship, revenue is recognized net of cost of sales in accordance with IFRS. Management believes the removal of agency cost of sales in determining the average net selling price per gram and gram equivalent is more reflective of our average net selling price generated in the marketplace.

25	| AURORA CANNABIS INC. Q3 2022 MD&A

•	Gross profit before FV adjustments on cannabis net revenue is calculated by subtracting (i) cost of sales, before the effects of changes in FV of biological assets and inventory, and (ii) cost of sales from non-cannabis ancillary support functions, from total cannabis net revenue. Gross margin before FV adjustments on cannabis net revenue is calculated by dividing gross profit before FV adjustments on cannabis net revenue divided by cannabis net revenue. Management believes that these measures provide useful information to assess the profitability of our cannabis operations as it excludes the effects of non-cash FV adjustments on inventory and biological assets, which are required by IFRS.
•	Adjusted gross profit before FV adjustments on cannabis net revenue represents cash gross profit and gross margin on cannabis net revenue and is calculated by subtracting from total cannabis net revenue (i) cost of sales, before the effects of changes in FV of biological assets and inventory; (ii) cost of sales from non-cannabis ancillary support functions; and removing (iii) depreciation in cost of sales; (iv) cannabis inventory impairment; and (v) out-of-period adjustments. Adjusted gross margin before FV adjustments on cannabis net revenue is calculated by dividing adjusted gross profit before FV adjustments on cannabis net revenue divided by cannabis net revenue. Adjusted gross profit and gross margin before FV adjustments on cannabis net revenue is further broken down as follows:
•	Adjusted gross profit and gross margin before FV adjustments on medical cannabis net revenue represents gross profit and gross margin before FV adjustments on sales generated in the medical market only.
•	Adjusted gross profit and gross margin before FV adjustments on consumer cannabis net revenue represents gross profit and gross margin before FV adjustments on sales generated in the consumer market only.
•	Adjusted gross profit and gross margin before FV adjustments on wholesale bulk cannabis net revenue represents gross profit and gross margin before FV adjustments on sales generated from wholesale bulk cannabis only.
•	Adjusted gross profit and gross margin before FV adjustments on ancillary net revenue represents gross profit and gross margin before FV adjustments on sales generated from ancillary support functions only.

Management believes that these measures provide useful information to assess the profitability of our cannabis operations as it represents the cash gross profit and margin generated from cannabis operations and excludes (i) out-of-period adjustments to provide information that reflects current period results; and (ii) excludes the effects of non-cash FV adjustments on inventory and biological assets, which are required by IFRS.

•	Adjusted EBITDA is calculated as net income (loss) excluding interest income (expense), accretion, income taxes, depreciation, amortization, changes in fair value of inventory sold, changes in fair value of biological assets, share-based compensation, acquisition costs, foreign exchange, share of income (losses) from investment in associates, government grant income, fair value gains and losses on financial instruments, gains and losses on deemed disposal, losses on disposal of assets, restructuring charges, onerous contract provisions, out-of-period adjustments, and non-cash impairments of deposits, property, plant and equipment, equity investments, intangibles, goodwill, and other assets. Adjusted EBITDA is intended to provide a proxy for the Company’s operating cash flow and is widely used by industry analysts to compare Aurora to its competitors, and derive expectations of future financial performance for Aurora, and excludes out-of-period adjustments that are not reflective of current operating results. Adjusted EBITDA increases comparability between comparative companies by eliminating variability resulting from differences in capital structures, management decisions related to resource allocation, and the impact of FV adjustments on biological assets and inventory and financial instruments, which may be volatile and fluctuate significantly from period to period.

Non-GAAP Measures should be considered together with other data prepared accordance with IFRS to enable investors to evaluate the Company’s operating results, underlying performance and prospects in a manner similar to Aurora’s management. Accordingly, these Non-GAAP Measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

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